Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda



# Press Release

www.jardines.com

To: Business Editor



23rd February 2004
For immediate release

## Jardine Lloyd Thompson Group plc
## Preliminary Results for the Year Ended 31st December 2003
## (Unaudited)



The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.



For further information please contact:

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

23rd February 2004

**JARDINE LLOYD THOMPSON GROUP plc**

**PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2003 (UNAUDITED)**

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2003.

**Financial Highlights**

| | | |
|---|---|---|
| • **Turnover increased from £388.6 million to £429.0 million** | **up** | **10%** |
| • **Trading profit* increased from £79.6 million to £92.1 million** | **up** | **16%** |
| • **Profit before tax, exceptional items and goodwill amortisation increased from £102.3 million to £113.7 million** | **up** | **11%** |
| • **Profit before tax increased from £100.7 million to £111.0 million** | **up** | **10%** |
| • Diluted earnings per share (before exceptional items and goodwill amortisation) increased from 34.8p to 38.2p | up | 10% |
| • Diluted earnings per share increased from 34.0p to 36.3p | up | 7% |
| • Dividend per share increased from 18.5p to 20.5p | up | 11% |

* defined as turnover less operating expenses, excluding exceptional items and goodwill amortisation

**The comparative financial information for 2002 has been restated (see note 2, page 12)**

**Operational Highlights**

- Risk & Insurance - Revenue growth of 12%, and trading margin of 27%. Expansion of USA specialist business and strong growth of retail operations.
- Significant strengthening of Property and Aviation insurance teams in Risk Solutions.
- Employee Benefits - Good underlying growth in UK operations and improved trading margins in both UK and USA.

Steve McGill, Chief Executive, commented:

"In 2003 we have continued to make good progress in terms of our financial results and building the business for the future.

Looking ahead, if the US dollar remains at its present levels, this will inevitably have an impact on our reported results over the next two years.

Against this background, we see excellent opportunities to continue to drive our underlying business forward by adding more skills and capabilities to the Group, expanding our international reach and continuing to build a diversified, yet balanced business over the longer term and we view the future with confidence."

**Enquiries:**

| | | |
|---|---|---|
| Steve McGill, Chief Executive<br>George Stuart-Clarke, Finance Director | Jardine Lloyd Thompson Group | 020 7528 4444 |
| Rupert Younger<br>Julius Duncan | Finsbury Group | 020 7251 3801 |


*FULL RELEASE FOLLOWS:*

## PRELIMINARY STATEMENT

Jardine Lloyd Thompson has maintained its record of year on year growth in 2003 with profit before goodwill amortisation, exceptional items and taxation increasing 11% to £113.7 million (2002: £102.3 million). Profit before tax has increased from £100.7 million to £111.0 million, an increase of 10%.

Turnover grew by 10% to £429.0 million (2002: £388.6 million) and the Group's trading profit - turnover less expenses and excluding goodwill amortisation - grew by 16% to £92.1 million (2002: £79.6 million).

The overall performance reflects continued organic growth across the Group and builds upon the growth achieved in our core businesses in recent years.

**Operational Review**

*Group Strategy*

During the year we have continued to strengthen the business with selective acquisitions and the recruitment of individuals and teams.

Within Risk Solutions, we acquired some high quality teams in Property and Aviation insurance, significantly strengthening our position in these areas. Both of these developments occurred in the last quarter of 2003 and consequently had little impact on revenue for 2003.

We have also substantially invested in the expansion of Capital Risk, our US based specialty retail insurance broking operation. Our strategy is to build a national specialist network with the credibility to compete against the giant global broking firms whilst maintaining good relationships with our US regional broking partners.

In the first quarter of 2003, Capital Risk acquired Texas Specialty and at the end of the year acquired HCC's specialty life, accident and health insurance broking business. Capital Risk now covers a range of disciplines and operates from eight US offices with 125 staff. At the end of the year we also took the opportunity to buy out the minority interest in this business.

In Employee Benefits, we continue to develop our services to the traditional UK pension market. In addition to providing consulting and actuarial services to companies, trustees and life assurers, we have secured a strong position in the outsourced administration of traditional pension schemes. There has been a good flow of new business in 2003 relating to corporate pension schemes and life assurers' portfolios and this trend has continued into 2004.

In the USA, we continue to reposition the business to improve growth and operating margins and in both the UK and USA the pipeline for new business is encouraging.

*Insurance Market Overview*

2003 saw some stability returning to the insurance market, with supply and demand finding an equilibrium not present in 2002. A benign claims year and the toughened pricing environment allowed insurers and reinsurers the opportunity to begin to rebuild their balance sheets.

We believe that on a macro basis, the market will remain disciplined in its underwriting approach through to the end of 2005, notwithstanding the fact that there is softening in some sectors.

There are several reasons for this. One driver is the need for underwriters to continue to underwrite for a profit, as low interest rates and uncertainties in the equity markets are likely to do little to bolster their income in the near term. Furthermore, past underwriting continues to affect the prospects for the future and reserve strengthening will continue to be a key feature over the next few years.

*Risk & Insurance*

Risk & Insurance Group revenue from continuing operations increased by 12% to £352.8 million for the year (12% at constant rates of exchange). Trading profit was £94.4 million, 8% ahead of 2002, giving a trading margin of 27% compared to 28% in the prior year. Profit before tax for the Risk & Insurance business segment was £110.3 million, up from £105.9 million, an increase of 4%.

Risk Solutions achieved 10% revenue growth in 2003 at constant rates of exchange. The trading margin was 28%, as opposed to 31% in 2002, reflecting the significant investment we have made in new teams and acquisitions. In London, Accident & Health, Casualty, Energy, Industry Risks and Non-Marine Reinsurance achieved strong growth. Our relatively new Financial & Professional risks business grew substantially whilst both our Bermuda operation and Agnew Higgins Pickering again achieved excellent results. By comparison, our high margin Aviation and Marine Reinsurance businesses in London and our Reinsurance business in the US under performed. This was mainly a consequence of the hard market and its impact on reinsurance buying as key insurance groups restructured their programmes and in many cases spent less on reinsurance and substantially increased retentions. This trend, which impacted us in 2003, was even more pronounced at the 1st January 2004 renewal season. This underlines the value to JLT of having a broadly based and diverse risk and insurance business which is not just centred on London but also being established in some of the key economies around the world.

The overall performance of our retail business, which makes up the balance of the Risk & Insurance group was excellent.

Australia and New Zealand achieved outstanding results with revenue increasing by 16% at constant rates of exchange, this follows on from the 20% increase achieved in 2002. An impressive margin of 28% was achieved, up from 25% in 2002.

Asia's 4% increase in turnover equates to a 13% increase at constant rates of exchange and again shows an improvement in margin from 22% to 24%.

Our mid-market retail broking activities in the UK and Ireland also had a strong year with an 18% increase in revenue and a continued improvement in margins from 21% to 22%. During 2003, we strengthened our UK mid-market business with the acquisition of Thomas Winter Insurance Brokers.

Canada also had a successful year, increasing turnover by 23%. The trading margin reduced from 20% to 18%, reflecting increased costs as we continued building this business for the future.

*Employee Benefits*

Employee Benefits Group revenue increased by 2.3% to £76.2 million (5% at constant rates of exchange). Profit before tax for the Employee Benefit business segment was £9.7 million, up from £7.0 million, an increase of 38%. Trading profit was £10.1 million, an increase of 22% on 2002, giving a trading margin of 13% compared to 11% in the prior year.

In the UK and Ireland, revenue was £51.1 million, 8% ahead of 2002 (15% ahead excluding the effect of pensions review work which is now concluded). The trading margin improved from 11% to 13%.

Revenues were driven through a mixture of new client acquisitions, client penetration and fee increases at contract renewal. New business gains were achieved across the full range of our services.

Our Employee Benefits business already has a market leading position as one of the largest suppliers of outsourced administration services to third party pension providers. This position was further strengthened with the acquisition of AMP's SIPP operations in Cardiff, which included the transfer of 40 staff to JLT. This was concluded in October of 2003.

In the USA, revenue was £25.1 million, a decline of 7%, reflecting the weakness of the dollar in 2003. At constant rates of exchange growth was a modest 2%. However, the trading margin improved from 11% to 14% and this business has been repositioned for growth.

**Latin America**

JLT is currently in exclusive discussions with Heath Lambert Holdings regarding the possible acquisition of its majority shareholdings in certain of its insurance and reinsurance broking companies in Latin America. These discussions are still at a relatively early stage and remain subject to contract and due diligence. We will update the market further as the position develops. Should this proceed, the consideration would be satisfied in cash.

**Pensions**

The disclosures required by FRS 17 in relation to the Group's defined benefit schemes (which are included within note 14 to the attached financial statements) show, *inter alia*, a deficit in respect of the UK scheme of £157 million which, after allowance for deferred tax, would translate into a balance sheet liability of £109.9 million.

Although these figures provide only a limited basis for assessing the financial adequacy or future cost to the Group of funding the scheme, they do to some extent reflect the impact of more fundamental influences, such as increased life expectancy and lower anticipated real rates of return, the long term effects of which need to be addressed.

As a result, it has been decided since the year end that the Group's UK defined benefit scheme will be closed to new entrants and that certain changes will be made to the benefits that will accrue to existing members in respect of future service. The Group has also decided that such changes should be accompanied by a special one-off contribution of £50 million to the scheme in 2004 which will have a significant and immediate impact in reducing the existing deficit.

Our employees remain our most important asset and this response underlines our commitment to our staff. We also consider that this strikes an appropriate balance between the interests of scheme members, the Group and its shareholders.

**Restructure of SIACI**

During the year the Group exchanged its former 31% interest in Marot, the holding company of its French associate, SIACI, for a 31% holding in a newly formed company, Courcelles, in a restructuring which involved, *inter alia*, the assumption by Courcelles of bank borrowings of some £104 million and the disposal by SIACI of its former 5.1% cross shareholding in Jardine Lloyd Thompson Group plc. In addition to the 31% shareholding in Courcelles, the Group received £31.7 million in cash.

The financial effects of this transaction are explained in note 6 and note 11 of this statement.

### Foreign Exchange

The Group's major transaction exposure arises in respect of US dollar revenue earned in the UK. This represented some 48% of our total revenue for 2003 (2002: 52%) and the Group's results are therefore highly sensitive to changes in the Sterling/US dollar exchange rate, each one cent movement representing, on an unhedged basis, approximately £900,000 of profit before tax.

The Group adopts a prudent approach to the management of this exposure with a rolling hedging programme with the objective of selling forward a minimum of 50% of US dollar income projected for the following 12 months and 25% for the subsequent 12 months.

In 2003, the Group achieved a rate of US$1.47 compared to actual average rate for the year of US$1.64.

At the beginning of 2004, some 73% of our anticipated dollar earnings for 2004 were covered at a rate of US$1.48 and for 2005 some 44% of dollar earnings are covered at a rate of US$1.61. If the dollar remains at its present level, or weakens further over a sustained period, it would inevitably have an impact on our reported 2004 results and be of even greater significance in 2005.

### Exceptional Items

The exceptional items, representing a net credit of £1.1 million, reflect the creation of provisions in respect of surplus properties, asset impairment charges, the disposal of small non-core businesses and the Group's share of the gain within SIACI arising from disposal of its former 5.1% shareholding in JLT.

### Dividends

Subject to shareholder approval, a final dividend of 12p per share for the year to 31st December 2003 will be paid on 4th May 2004 to shareholders on the register at 2nd April 2004. This brings the total dividend for the year to 20.5p per share, an increase of 11%.

### Prospects

Looking ahead over the next two years, if the US dollar remains at current levels, it will inevitably have an impact on our reported results. However, JLT's underlying business remains strong and is likely to benefit from a number of initiatives now underway.

In Risk Solutions, which is the area of our business that is particularly affected by the weakness of the dollar, the changing reinsurance environment will also have an impact on the results, particularly in the first half of 2004. The benefits from the recent recruitment initiatives

and bolt on acquisitions should become more apparent in the second half but overall, 2004 is likely to be a year of transition as the business is repositioned.

In the meantime, our retail operations around the world are performing extremely well. In the USA, we expect to build on the very strong foundations put in place in 2003 and we are actively looking to enter new parts of the world, which could leverage JLT's expertise and provide new and exciting opportunities for the Group.

JLT's Employee Benefits business has put in place a strategy to capitalise on the opportunities that their dynamic market presents. The underlying business performed well in 2003 and has made a very good start in 2004. Our goal remains to build the business further both organically and by acquisition.

We see excellent opportunities to continue to drive our underlying business forward by adding more skills and capabilities to the Group, expanding our international reach and continuing to build a diversified, yet balanced business over the longer term and we view the future with confidence..

*Results follow*

*Continued on P.8*

**Jardine Lloyd Thompson Group plc**
**Consolidated Profit and Loss Account**
**For the year ended 31st December 2003**

| | Notes | Continuing operations 2003 £'000 | acquisitions 2003 £'000 | 2003 £'000 | Restated see note 2 2002 £'000 |
|---|---|---|---|---|---|
| **TURNOVER** | 2,4 | **422,790** | **6,258** | **429,048** | 388,626 |
| Investment income | | **17,307** | **27** | **17,334** | 19,698 |
| **Operating revenue** | | **440,097** | **6,285** | **446,382** | 408,324 |
| Trading expenses | | **(328,311)** | **(8,641)** | **(336,952)** | (309,069) |
| Goodwill amortisation | | **(3,419)** | **(354)** | **(3,773)** | (3,235) |
| Exceptional items | 5 | **(3,597)** | **-** | **(3,597)** | (2,525) |
| **Operating expenses** | | **(335,327)** | **(8,995)** | **(344,322)** | (314,829) |
| **Operating profit** | | **104,770** | **(2,710)** | **102,060** | 93,495 |
| Share of operating profit in associates | | **6,135** | **-** | **6,135** | 5,186 |
| Profits on the sale or closure of operations - exceptional | 6 | **4,678** | **-** | **4,678** | 4,094 |
| Interest payable and similar charges | | **(1,801)** | **(57)** | **(1,858)** | (2,111) |
| **PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION** | 2,3,4 | **113,782** | **(2,767)** | **111,015** | 100,664 |
| Taxation on profit on ordinary activities | 2,7 | | | **(35,276)** | (31,032) |
| **PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION** | | | | **75,739** | 69,632 |
| Minority interests | 2 | | | **(2,935)** | (1,830) |
| **PROFIT ATTRIBUTABLE TO SHAREHOLDERS** | 2 | | | **72,804** | 67,802 |
| Dividends | 8 | | | **(40,945)** | (36,762) |
| **RETAINED PROFIT FOR THE YEAR** | | | | **31,859** | 31,040 |

| | Notes | 2003 | 2002 |
|---|---|---|---|
| **EARNINGS PER SHARE** | 2,10 | | |
| Basic | | **36.9p** | 35.0p |
| Diluted | | **36.3p** | 34.0p |
| Basic, excluding exceptional items | | **36.9p** | 34.2p |
| Diluted, excluding exceptional items | | **36.3p** | 33.2p |
| Basic, excluding exceptional items and goodwill amortisation | | **38.8p** | 35.9p |
| Diluted, excluding exceptional items and goodwill amortisation | | **38.2p** | 34.8p |

**Jardine Lloyd Thompson Group plc**
**Consolidated Balance Sheet**
**As at 31st December 2003**

| | Notes | Group 2003 £'000 | Restated see note 2 2002 £'000 |
|---|---|---|---|
| **FIXED ASSETS** | | | |
| Intangible assets | | **114,123** | 50,993 |
| Tangible assets | | **28,544** | 26,924 |
| Investments in associated undertakings | 11 | **332** | 7,208 |
| Other investments | | **1,759** | 1,540 |
| Employee benefit trusts | | **27,630** | 12,966 |
| | | **172,388** | 99,631 |
| **CURRENT ASSETS** | | | |
| Debtors | 2 | **1,865,007** | 1,986,790 |
| Investments and deposits | | **387,892** | 325,021 |
| Cash | | **113,070** | 97,507 |
| | | **2,365,969** | 2,409,318 |
| **CREDITORS** – amounts falling due within one year | 2 | **(2,264,624)** | (2,267,215) |
| **NET CURRENT ASSETS** | | **101,345** | 142,103 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | **273,733** | 241,734 |
| **CREDITORS** – amounts falling due after more than one year | | **(658)** | (5,515) |
| **INVESTMENT IN ASSOCIATED UNDERTAKING** | 11 | **(19,790)** | - |
| **PROVISIONS FOR LIABILITIES AND CHARGES** | 2 | **(57,095)** | (77,108) |
| **MINORITY INTERESTS** | 2 | **(5,694)** | (5,183) |
| | 4 | **190,496** | 153,928 |
| **CAPITAL AND RESERVES** | | | |
| Called up share capital | | **10,075** | 9,981 |
| Share premium account | | **32,442** | 26,897 |
| Profit and loss account | | **147,979** | 117,050 |
| **SHAREHOLDERS' FUNDS** | 2 | **190,496** | 153,928 |

**Jardine Lloyd Thompson Group plc**
**Statement of Group Total Recognised Gains and Losses**
**For the year ended 31st December 2003**

| | 2003 £'000 | Restated see note 2 2002 £'000 |
|---|---|---|
| **PROFIT FOR THE YEAR** | | |
| Group companies | **67,569** | 65,391 |
| Share of associates | **5,235** | 2,411 |
| | **72,804** | 67,802 |
| Currency translation differences on foreign currency net investments | **16** | (2,465) |
| **TOTAL RECOGNISED GAINS RELATING TO THE YEAR** | **72,820** | 65,337 |
| Prior year adjustment (refer note 2 on page 12) | **(2,968)** | - |
| **TOTAL RECOGNISED GAINS SINCE LAST ANNUAL REPORT** | **69,852** | 65,337 |

**Reconciliation of Movement in Group Shareholders' Funds**
**For the year ended 31st December 2003**

| | 2003 £'000 | Restated see note 2 2002 £'000 |
|---|---|---|
| **PROFIT FOR THE YEAR** | | |
| Group companies | **67,569** | 65,391 |
| Share of associates | **5,235** | 2,411 |
| | **72,804** | 67,802 |
| Dividends | **(40,945)** | (36,762) |
| Goodwill movements | **-** | 365 |
| Currency translation and other items | **16** | (2,465) |
| Contribution to QUEST (note 9 on page 17) | **(946)** | (5,000) |
| New shares issued | **5,639** | 7,191 |
| **NET MOVEMENT IN SHAREHOLDERS' FUNDS** | **36,568** | 31,131 |
| **OPENING SHAREHOLDERS' FUNDS** | **156,896** | 125,957 |
| Prior year adjustment (refer note 2 on page 12) | **(2,968)** | (3,160) |
| **CLOSING SHAREHOLDERS' FUNDS** | **190,496** | 153,928 |

**Jardine Lloyd Thompson Group plc**
**Consolidated Cash Flow Statement**
**For the year ended 31st December 2003**

| | Notes | 2003 £'000 | Restated see note 2 2002 £'000 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net cash inflow from operating activities | 12 | **106,574** | 89,522 |
| **DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES** | | | |
| Dividends received from associates | | **352** | 783 |
| **RETURNS ON INVESTMENT AND SERVICING OF FINANCE** | | | |
| Interest received | | **17,805** | 20,228 |
| Interest paid – other loans and finance leases | | **(416)** | (535) |
| Dividends paid to minority shareholders | | **(43)** | (33) |
| **TAXATION** | | | |
| UK corporation tax paid | | **(23,264)** | (16,597) |
| Overseas tax paid | | **(9,385)** | (6,341) |
| **CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT** | | | |
| Purchase of tangible fixed assets | | **(10,106)** | (13,650) |
| Sales of tangible fixed assets | | **766** | 1,927 |
| **ACQUISITIONS AND DISPOSALS** | | | |
| Purchase of investments by employee benefit trust | | **(19,901)** | (5,936) |
| Purchase of subsidiary undertakings | 13 | **(15,200)** | (2,258) |
| Net cash acquired with subsidiaries | 13 | **66** | 153 |
| Disposal of businesses | 13 | **142** | 6,057 |
| Net cash disposed of with businesses | 13 | **-** | (47) |
| Issue of shares to minority shareholders in subsidiary undertakings | | **-** | 421 |
| Purchase of fixed asset investments | | **-** | (71) |
| Sale of fixed asset investments | | **4** | 23 |
| Restructuring of investment in associate | 11 | **31,663** | - |
| **EQUITY DIVIDENDS PAID** | | | |
| Dividends paid | | **(38,786)** | (33,368) |
| **NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING** | | **40,271** | 40,278 |
| **MANAGEMENT OF LIQUID RESOURCES** | | | |
| Net cash flows into investments and deposits | 12 | **(62,871)** | (8,989) |
| **FINANCING** | | | |
| Issue of ordinary shares | 9,12 | **4,693** | 2,191 |
| Movement in debt | 12 | **(4,791)** | (5,917) |
| (Decrease)/Increase in cash (excluding insurance broking funds) | | **(22,698)** | 27,563 |
| Increase/(Decrease) in net insurance broking creditors | | **29,737** | (19,262) |
| Net insurance broking cash at date of acquisition or disposal | | **9,433** | - |
| **INCREASE IN CASH IN THE YEAR** | 12 | **16,472** | 8,301 |

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 1. Basis of Accounting

The Group financial statements have been prepared on the going concern basis under the historical cost convention and in accordance with applicable accounting policies and the Companies Act 1985.

## 2. Restatement of comparatives

Following publication of Financial Reporting Standard 5 Application Note G the Group has changed its revenue recognition policy. The impact of this change is, firstly to accelerate revenue on instalment business to reflect the performance of service under the contract and secondly, to defer a portion of revenue to recognise post-placement contractual obligations. The comparative figures for the year ended 31st December 2002 have been restated to reflect this change.

The effects of restating comparative information are summarised below.

| | As previously reported £'000 | Effect of Application Note G £'000 | **As restated £'000** |
|---|---|---|---|
| **Year ended 31st December 2002** | | | |
| Turnover | 388,144 | 482 | **388,626** |
| Profit on ordinary items before taxation | 100,182 | 482 | **100,664** |
| Taxation on profit on ordinary activities | (30,923) | (109) | **(31,032)** |
| Minority Interests - profit and loss | (1,810) | (20) | **(1,830)** |
| Profitable attributable to shareholders | 67,449 | 353 | **67,802** |
| | | | |
| Debtors | 1,913,491 | 73,299 | **1,986,790** |
| Creditors | (2,190,791) | (76,424) | **(2,267,215)** |
| Provision for liabilities and charges | (77,112) | 4 | **(77,108)** |
| Minority Interests - balance sheet | (5,336) | 153 | **(5,183)** |
| Shareholders' funds | 156,896 | (2,968) | **153,928** |

| | Without adopting Application note G £'000 | Effect of Application Note G £'000 | **As reported £'000** |
|---|---|---|---|
| **Year ended 31st December 2003** | | | |
| Turnover | 429,329 | (281) | **429,048** |
| Profit on ordinary items before taxation | 111,296 | (281) | **111,015** |
| Taxation on profit on ordinary activities | (35,253) | (23) | **(35,276)** |
| Minority Interests - profit and loss | (3,009) | 74 | **(2,935)** |
| Profitable attributable to shareholders | 73,034 | (230) | **72,804** |
| | | | |
| Debtors | 1,767,452 | 97,555 | **1,865,007** |
| Creditors | (2,163,362) | (101,262) | **(2,264,624)** |
| Minority Interests - balance sheet | (5,919) | 225 | **(5,694)** |
| Shareholders' funds | 193,978 | (3,482) | **190,496** |

## 2. Restatement of comparatives cont'd

| | Earnings per share (pence) | | | | | |
|---|---|---|---|---|---|---|
| | **Basic** | **Diluted** | **Basic, excluding exceptional items** | **Diluted, excluding exceptional items** | **Basic, excluding exceptional items and goodwill amortisation** | **Diluted, excluding exceptional items and goodwill amortisation** |
| **Year ended 31st December 2002** | | | | | | |
| As previously reported | 34.8 | 33.8 | 34.1 | 33.0 | 35.7 | 34.7 |
| Effect of Application note G | 0.2 | 0.2 | 0.1 | 0.2 | 0.2 | 0.1 |
| As reported | 35.0 | 34.0 | 34.2 | 33.2 | 35.9 | 34.8 |
| **Year ended 31st December 2003** | | | | | | |
| Without adopting Application note G | 37.0 | 36.4 | 37.0 | 36.4 | 38.9 | 38.3 |
| Effect of Application note G | (0.1) | (0.1) | (0.1) | (0.1) | (0.1) | (0.1) |
| As reported | 36.9 | 36.3 | 36.9 | 36.3 | 38.8 | 38.2 |

## 3. Alternative profit statement

The format of the profit and loss account on page 8 conforms to the requirements of the Companies Act 1985. The alternative profit statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

| | Continuing operations | | | Restated see note 2 |
|---|---|---|---|---|
| | | Acquisitions | | |
| | **2003** | **2003** | **2003** | 2002 |
| | **£'000** | **£'000** | **£'000** | £'000 |
| **Turnover** | **422,790** | **6,258** | **429,048** | 388,626 |
| Trading expenses | **(328,311)** | **(8,641)** | **(336,952)** | (309,069) |
| **Trading profit** (see below) | **94,479** | **(2,383)** | **92,096** | 79,557 |
| Investment income | **17,307** | **27** | **17,334** | 19,698 |
| Share of operating profit in associates | **6,135** | **-** | **6,135** | 5,186 |
| Interest payable and similar charges | **(1,801)** | **(57)** | **(1,858)** | (2,111) |
| **Profit on ordinary activities before taxation, exceptional items and goodwill amortisation** | **116,120** | **(2,413)** | **113,707** | 102,330 |
| Goodwill amortisation | **(3,419)** | **(354)** | **(3,773)** | (3,235) |
| **Profit on ordinary activities before taxation and exceptional items** | **112,701** | **(2,767)** | **109,934** | 99,095 |
| Exceptional items | **(3,597)** | **-** | **(3,597)** | (2,525) |
| Profits on the sale or closure of operations - exceptional | **4,678** | **-** | **4,678** | 4,094 |
| **Profit on ordinary activities before taxation** | **113,782** | **(2,767)** | **111,015** | 100,664 |

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 3. Alternative profit statement cont'd

| Segmental analysis of trading profit | Continuing operations | Acquisitions | | Restated see note 2 |
|---|---|---|---|---|
| | **2003** | **2003** | **2003** | 2002 |
| | **£'000** | **£'000** | **£'000** | £'000 |
| Risk and Insurance | **97,180** | **(2,750)** | **94,430** | 87,420 |
| Employee Benefits | **9,777** | **367** | **10,144** | 8,290 |
| Head Office/Other | **(12,478)** | **-** | **(12,478)** | (16,153) |
| | **94,479** | **(2,383)** | **92,096** | 79,557 |

## 4. Segmental information

| **Turnover** | Risk & Insurance | Acquisitions | Total | Employee Benefits | Acquisitions | Total | Total |
|---|---|---|---|---|---|---|---|
| **31st December 2003** | 2003 | 2003 | **2003** | 2003 | 2003 | **2003** | **2003** |
| *Geographical analysis by location of operation* | £'000 | £'000 | **£'000** | £'000 | £'000 | **£'000** | **£'000** |
| United Kingdom | 219,685 | 1,863 | **221,548** | 49,073 | 962 | **50,035** | **271,583** |
| Americas | 39,085 | 3,433 | **42,518** | 25,130 | - | **25,130** | **67,648** |
| Australasia | 48,796 | - | **48,796** | - | - | **-** | **48,796** |
| Asia | 31,445 | - | **31,445** | - | - | **-** | **31,445** |
| Europe | 8,509 | - | **8,509** | 1,067 | - | **1,067** | **9,576** |
| | 347,520 | 5,296 | **352,816** | 75,270 | 962 | **76,232** | **429,048** |
| 31st December 2002 - restated - see note 2 | 2002 | 2002 | 2002 | 2002 | 2002 | 2002 | 2002 |
| *Geographical analysis by location of operation* | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| United Kingdom | 202,427 | - | 202,427 | 46,621 | - | 46,621 | 249,048 |
| Americas | 36,361 | - | 36,361 | 27,024 | - | 27,024 | 63,385 |
| Australasia | 38,458 | - | 38,458 | - | - | - | 38,458 |
| Asia | 30,045 | - | 30,045 | - | - | - | 30,045 |
| Europe | 6,837 | - | 6,837 | 853 | - | 853 | 7,690 |
| | 314,128 | - | 314,128 | 74,498 | - | 74,498 | 388,626 |
| **31st December 2003** | 2003 | 2003 | **2003** | 2003 | 2003 | **2003** | **2003** |
| *Geographical analysis by source of business* | £'000 | £'000 | **£'000** | £'000 | £'000 | **£'000** | **£'000** |
| United Kingdom | 109,170 | 1,098 | **110,268** | 49,073 | 962 | **50,035** | **160,303** |
| Americas | 105,342 | 3,453 | **108,795** | 25,130 | - | **25,130** | **133,925** |
| Australasia | 53,429 | 485 | **53,914** | - | - | **-** | **53,914** |
| Asia | 38,527 | - | **38,527** | - | - | **-** | **38,527** |
| Europe | 34,469 | 260 | **34,729** | 1,067 | - | **1,067** | **35,796** |
| Rest of the World | 6,583 | | **6,583** | | | | **6,583** |
| | 347,520 | 5,296 | **352,816** | 75,270 | 962 | **76,232** | **429,048** |
| 31st December 2002 - restated - see note 2 | 2002 | 2002 | 2002 | 2002 | 2002 | 2002 | 2002 |
| *Geographical analysis by source of business* | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 | £'000 |
| United Kingdom | 93,915 | - | 93,915 | 46,621 | - | 46,621 | 140,536 |
| Americas | 100,935 | - | 100,935 | 27,024 | - | 27,024 | 127,959 |
| Australasia | 42,111 | - | 42,111 | - | - | - | 42,111 |
| Asia | 38,549 | - | 38,549 | - | - | - | 38,549 |
| Europe | 32,498 | - | 32,498 | 853 | - | 853 | 33,351 |
| Rest of the world | 6,120 | - | 6,120 | - | | - | 6,120 |
| | 314,128 | - | 314,128 | 74,498 | - | 74,498 | 388,626 |

## Jardine Lloyd Thompson Group plc
## Notes to the Preliminary Results
## For the year ended 31st December 2003

### 4. Segmental information cont'd

| **Profit on Ordinary Activities before taxation 31st December 2003** | | United Kingdom **2003 £'000** | Australasia **2003 £'000** | Americas **2003 £'000** | Asia **2003 £'000** | Europe **2003 £'000** | **Total 2003 £'000** |
|---|---|---|---|---|---|---|---|
| Risk & Insurance | continuing operations | 74,527 | 14,534 | 8,402 | 7,499 | 2,129 | 107,091 |
| | acquisitions | (84) | - | (3,020) | - | - | (3,104) |
| | | **74,443** | **14,534** | **5,382** | **7,499** | **2,129** | **103,987** |
| | associates | - | - | - | 256 | 5,001 | 5,257 |
| | exceptional items | (1,218) | (162) | (2,331) | - | 4,792 | 1,081 |
| | | **73,225** | **14,372** | **3,051** | **7,755** | **11,922** | **110,325** |
| Employee Benefits | continuing operations | 5,512 | - | 3,607 | - | 239 | 9,358 |
| | acquisitions | 337 | - | - | - | - | 337 |
| | | **5,849** | **-** | **3,607** | **-** | **239** | **9,695** |
| Head Office/Other | | **(10,201)** | **-** | **(550)** | **14** | **1,732** | **(9,005)** |
| **Group Total** | | **68,873** | **14,372** | **6,108** | **7,769** | **13,893** | **111,015** |

| 31st December 2002 - restated - see note 2 | | 2002 £'000 | 2002 £'000 | 2002 £'000 | 2002 £'000 | 2002 £'000 | 2002 £'000 |
|---|---|---|---|---|---|---|---|
| Risk & Insurance | continuing operations | 74,330 | 10,534 | 6,094 | 6,687 | 2,543 | 100,188 |
| | acquisitions | - | - | - | - | - | - |
| | | 74,330 | 10,534 | 6,094 | 6,687 | 2,543 | 100,188 |
| | associates | 31 | - | - | 305 | 3,837 | 4,173 |
| | exceptional items | 1,565 | - | (22) | 750 | (724) | 1,569 |
| | | 75,926 | 10,534 | 6,072 | 7,742 | 5,656 | 105,930 |
| Employee Benefits | continuing operations | 3,612 | - | 3,257 | - | 150 | 7,019 |
| | acquisitions | - | - | - | - | - | - |
| | | 3,612 | - | 3,257 | - | 150 | 7,019 |
| Head Office/Other | | (12,338) | - | (958) | 36 | 975 | (12,285) |
| Group Total | | 67,200 | 10,534 | 8,371 | 7,778 | 6,781 | 100,664 |

The profit before tax and exceptional items for associates represents the Group share of operating profits of £6,135,000 (2002: £5,186,000) less interest payable of £878,000 (2002: £1,013,000).

| **NET OPERATING ASSETS AND LIABILITIES** | **2003 £'000** | Restated see note2 2002 £'000 |
|---|---|---|
| United Kingdom | **97,909** | 62,927 |
| Europe | **22,793** | 40,531 |
| Asia | **24,325** | 19,286 |
| Australasia | **20,281** | 14,802 |
| Americas | **25,188** | 16,382 |
| | **190,496** | 153,928 |

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 5. Exceptional Items

| | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Provision for vacant property costs | **3,012** | 2,525 |
| Asset impairment charge | **585** | - |
| | **3,597** | 2,525 |

In the current and previous years additional provision has made relating to vacant property and where applicable certain fixed assets have been written down to their residual economic value to the Group.

## 6. Profits/(losses) on the sale or closure of operations – exceptional

| | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Closure of Swiss operations | **(157)** | - |
| Sale of Gibbs Slade | **(162)** | - |
| Sale of Canadian "Auto Plan" licence | **48** | - |
| Sale of Professional Affinity Group Services Limited | - | 3,590 |
| Sale of investment in TDF Credit Insurance Limited | - | 500 |
| Sale of Jardine Insurance Services (Chile) Ltd | - | (291) |
| Partial disposal of JLT - SIACI s.r.l. | - | 285 |
| Closure of Indian operations | - | (259) |
| Sale of Flood Underwriters of the Southeast, Inc. | - | 133 |
| Sale of JLT Insurance Services Company | - | 199 |
| Partial disposal of Toronto business | - | (63) |
| | **(271)** | 4,094 |
| Share of exceptional gain in associate | **4,949** | - |
| | **4,678** | 4,094 |

During the current and prior year the Group has sold or closed a number of operations. The resulting profits and losses from these transactions have been treated as exceptional items. In addition, during the year, MAROT Participations, the Group's French associate, sold its 5.1% cross shareholding in the Group. The Group has treated its share of the resulting gain as an exceptional item. Further information about this transaction is given in note 11 on page 19.

## 7. Taxation on Profit on Ordinary Activities

| | **2003** **£'000** | Restated see note 2 2002 £'000 |
|---|---|---|
| **UK Corporation Tax** | | |
| Current tax on income for the year | **22,716** | 24,711 |
| Deferred Taxation | **(734)** | (1,491) |
| **Foreign Tax** | | |
| Current Tax on income for the year | **9,417** | 6,178 |
| Deferred Taxation | **(1,084)** | (80) |
| **Tax on share of operating profit in Associates** | | |
| Current Tax on income for the year | **4,963** | 1,759 |
| Deferred Taxation | **(2)** | (45) |
| | **35,276** | 31,032 |
| Taxation on profit before exceptional items | **34,159** | 30,924 |
| Taxation charge on exceptional items | **1,117** | 108 |
| | **35,276** | 31,032 |

## 8. Dividend

| | **2003** **£'000** | 2002 £'000 |
|---|---|---|
| PROPOSED | | |
| Final dividend 12.0p per share (2002: 11.0p) | **23,876** | 21,893 |
| PAID | | |
| 2003 interim dividend 8.5p per share (2002: 7.5p) | **17,069** | 14,869 |
| | **40,945** | 36,762 |

The final dividend is payable on 4th May 2004 to shareholders who are registered at the close of business on 2nd April 2004. The ex-dividend date will be 31st March 2004.

## 9. Qualifying Employee Share Ownership Trust

During the year, a further 544,464 (2002: 839,630) ordinary shares were subscribed for by the Jardine Lloyd Thompson Group plc Qualifying Employee Share Ownership Trust (the "QUEST") at a market value of £3,000,000 (2002: £5,000,000). The company has provided £3,000,000 (2002: £5,000,000) to the QUEST for this purpose. These shares are allocated to employees in satisfaction of options that are being exercised under the Jardine Lloyd Thompson Sharesave Schemes. The cost of the additional contribution has been transferred by the Company directly to the profit and loss account reserve, together with exercise proceeds received of £2,054,000 (2002: nil), giving a net charge of £946,000 (2002: £5,000,000).

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 10. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Fully diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items are calculated by dividing the adjusted profit, excluding exceptional items by the weighted average number of shares in issue.

iv) Fully diluted earnings per share, excluding exceptional items are calculated by dividing the adjusted profit, excluding exceptional items, by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items, and goodwill amortisation, by the weighted average number of shares in issue.

vi) Fully diluted earnings per share, excluding exceptional items and goodwill amortisation, are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation, by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue has been calculated after excluding the Group's share of MAROT's interest in the share capital of Jardine Lloyd Thompson Group plc, prior to its disposal. Shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme have also been excluded.

As explained in note 2 on page 12, the comparative financial information has been restated in respect of FRS 5 Application Note G.

| | **2003 No of shares** | 2002 No of shares |
|---|---|---|
| Weighted average number of shares in issue | **197,343,506** | 193,792,217 |
| Effect of outstanding share options | **3,129,047** | 5,848,152 |
| **Adjusted weighted average number of shares** | **200,472,553** | 199,640,369 |

| *Earnings reconciliation* | **2003 £'000** | **Basic pence per share** | **Diluted pence per share** | 2002 restated see note 2 £'000 | Basic pence per share | Diluted pence per share |
|---|---|---|---|---|---|---|
| **Profit after taxation and minority interests** | **72,804** | **36.9** | **36.3** | 67,802 | 35.0 | 34.0 |
| Exceptional items | **3,597** | | | 2,525 | | |
| Profits on sale or closure of operations - exceptional | **(4,678)** | | | (4,094) | | |
| Taxation charge/(credit) on exceptional items | **1,117** | | | 108 | | |
| | **36** | **-** | **-** | (1,461) | (0.8) | (0.8) |
| **Adjusted profit excluding exceptional items** | **72,840** | **36.9** | **36.3** | 66,341 | 34.2 | 33.2 |
| Goodwill amortisation | **3,773** | **1.9** | **1.9** | 3,235 | 1.7 | 1.6 |
| **Adjusted profit excluding exceptional items and goodwill amortisation** | **76,613** | **38.8** | **38.2** | 69,576 | 35.9 | 34.8 |

## 11. Investments in associated undertaking

| | Shares £'000 | Share of retained profit £'000 | Other Movements £'000 | Total £'000 |
|---|---|---|---|---|
| *Cost* | | | | |
| **At 1st January 2003** | **1,328** | **6,495** | **-** | **7,823** |
| Exchange difference | 81 | 21 | - | 102 |
| Additions | 117 | - | - | 117 |
| Companies disposed of | (157) | - | - | (157) |
| Share of retained profit for the period | - | 5,235 | - | 5,235 |
| Dividends | - | (352) | - | (352) |
| Restructure of investment (see below) | - | - | (31,663) | (31,663) |
| **At 31st December 2003** | **1,369** | **11,399** | **(31,663)** | **(18,895)** |
| *Provisions* | | | | |
| **At 1st January 2003** | **615** | **-** | **-** | **615** |
| Exchange difference | (52) | - | - | (52) |
| **At 31st December 2003** | **563** | **-** | **-** | **563** |
| *Net book value* | | | | |
| **At 31st December 2003** | **806** | **11,399** | **(31,663)** | **(19,458)** |
| At 31st December 2002 | 713 | 6,495 | - | 7,208 |

During the year the Group's French associate, Marot Participations, sold its 5.1% cross shareholding in the Group and used the proceeds to repay bank borrowings. Following this transaction the entire issued capital of Marot Participations was acquired by a new holding company, Courcelles Participations, as part of a shareholder restructuring. Courcelles acquired Marot at fair value and consequently recognised goodwill on acquisition. The Group exchanged its 31% shareholding in Marot for a 31% shareholding in Courcelles and £31,663,000 in cash.

UITF 31 issued in October 2001 provides the appropriate Group accounting treatment. UITF 31 confirms that to the extent that the Group retains an ownership interest in the underlying business of Marot, that retained interest including any related pre-transaction goodwill, should be consolidated at its pre-transaction amount. UITF 31 prohibits the Group from recognising its share of the fair value of Courcelles on its balance sheet.

As a consequence the Group is required to treat the cash receipt from this transaction as a distribution from Courcelles which results in a negative carrying value for this investment. FRS9, Associates and Joint Ventures requires that this negative carrying value be regarded and presented as a liability even though no real liability exists.

The accounting treatment required by UITF31 and FRS9 does not reflect the true economic worth of this investment.

| **Balance sheet presentation** | 2003 £'000 | 2002 £'000 |
|---|---|---|
| Fixed asset - investment in associated undertakings | 332 | 7,208 |
| Investment in associated undertaking | (19,790) | - |
| | **(19,458)** | **7,208** |

## 12. Notes to the Consolidated Cash flow Statement

| | 2003 £'000 | 2002 £'000 |
|---|---|---|
| **Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities** | | |
| Profit on ordinary activities before taxation | **111,015** | 100,664 |
| Investment income receivable | **(17,334)** | (19,698) |
| Interest payable on finance leases | **348** | 450 |
| Interest payable on bank loans | **-** | - |
| Unwinding of provision discounting | **632** | 648 |
| Depreciation | **8,119** | 8,465 |
| ESOP amortisation | **5,237** | 3,712 |
| Goodwill amortisation | **3,773** | 3,235 |
| Loss on sale of fixed asset investments | **10** | 13 |
| Profit on sale of tangible fixed assets | **(117)** | (2) |
| Share of results of associated undertakings | **(10,206)** | (4,173) |
| Exceptional items | **3,597** | 2,525 |
| Losses/(profits) on the sale or closure of operations – exceptional | **271** | (4,094) |
| Decrease/(increase) in debtors excluding insurance broking balances | **25,546** | (48,366) |
| Increase in creditors excluding insurance broking balances | **15,486** | 7,575 |
| (Decrease)/increase in provisions for liabilities and charges | **(39,803)** | 38,568 |
| Net cashflow from operating activities (excluding insurance broking funds) | **106,574** | 89,522 |

**Analysis of Changes in financing during the year**

| | Share capital including premium £'000 | Loans and finance lease obligations £'000 |
|---|---|---|
| **Balance at 1st January 2003** | **36,878** | **11,208** |
| Cash flows from financing | 5,639 | (4,791) |
| Exchange adjustment | - | 171 |
| **Balance at 31st December 2003** | **42,517** | **6,588** |

**Analysis of Net Funds**

| | At 1st Jan 2003 £'000 | Cash flow £'000 | Reclassification £'000 | Acquisitions/ Disposals £'000 | Exchange Adjustment £'000 | **At 31st Dec 2003 £'000** |
|---|---|---|---|---|---|---|
| Cash | 97,507 | 6,973 | - | 9,499 | (909) | **113,070** |
| Investments & deposits | 325,021 | 62,871 | - | - | - | **387,892** |
| Loan notes | (303) | 40 | - | - | - | **(263)** |
| Finance leases | (905) | (26) | - | - | (171) | **(1,102)** |
| Debts due within one year | - | - | - | - | - | **-** |
| Other borrowings due within one year | (5,000) | 4,777 | (5,000) | - | - | **(5,223)** |
| Other borrowings due after one year | (5,000) | - | 5,000 | - | - | **-** |
| | 411,320 | 74,635 | - | 9,499 | (1,080) | **494,374** |

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 13. Acquisitions and Disposals

| During the year the following acquisitions and additional investments in existing businesses were completed. | Cost |
|---|---|
| | £'000 |
| Texas Specialty Insurance Agency Inc | **2,926** |
| HCC Employee Benefits | **44,963** |
| Thomas Winter Insurance Brokers Limited | **3,885** |
| Heath Lambert Aviation | **9,375** |
| Additional investments in existing businesses | **6,893** |
| | **68,042** |

| | Texas Specialty Insurance Agency Inc | | |
|---|---|---|---|
| | Book value acquired £'000 | Fair value adjustments £'000 | **Provisional Fair Value £'000** |
| Tangible fixed assets | 317 | - | **317** |
| Insurance broking debtors | 688 | - | **688** |
| Debtors | 245 | - | **245** |
| Cash at bank | 1 | - | **1** |
| Cash at bank - insurance broking funds | 361 | - | **361** |
| Insurance broking creditors | (505) | - | **(505)** |
| Creditors | (301) | 98 | **(203)** |
| Provision for liabilities and charges | - | (2,741) | **(2,741)** |
| | 806 | (2,643) | **(1,837)** |

| | Heath Lambert Aviation | | |
|---|---|---|---|
| | Book value acquired £'000 | Fair value adjustments £'000 | **Provisional Fair value £'000** |
| Insurance broking debtors | 90,799 | (3,450) | **87,349** |
| Cash at bank - insurance broking funds | 7,482 | - | **7,482** |
| Insurance broking creditors | (98,281) | - | **(98,281)** |
| Creditors | - | (150) | **(150)** |
| | - | (3,600) | **(3,600)** |

## 13. Acquisitions and Disposals cont'd

**Assets and liabilities of businesses acquired - summary**

| | Texas Specialty Insurance Agency Inc £'000 | HCC Employee Benefits £'000 | Heath Lambert Aviation £'000 | Thomas Winter Insurance Brokers Limited £'000 | Other businesses £'000 | 2003 £'000 | 2002 £'000 |
|---|---|---|---|---|---|---|---|
| Tangible fixed assets | 317 | 332 | - | 74 | - | **723** | (8) |
| Investment in associated undertakings | - | - | - | - | 117 | **117** | - |
| Other investments | - | 30 | - | - | - | **30** | - |
| Insurance broking debtors | 688 | - | 87,349 | 1,558 | - | **89,595** | - |
| Debtors | 245 | - | - | 70 | - | **315** | (3) |
| Cash at bank | 1 | - | - | 65 | - | **66** | 153 |
| Cash at bank - insurance broking funds | 361 | - | 7,482 | 1,590 | - | **9,433** | - |
| Insurance broking creditors | (505) | - | (98,281) | (2,803) | - | **(101,589)** | - |
| Creditors | (203) | - | (150) | (113) | - | **(466)** | (31) |
| Taxation | - | - | - | (50) | - | **(50)** | (122) |
| Provision for liabilities and charges | (2,741) | - | - | (44) | - | **(2,785)** | - |
| Minority interests | - | - | - | - | 2,418 | **2,418** | 192 |
| | (1,837) | 362 | (3,600) | 347 | 2,535 | **(2,193)** | 181 |
| Goodwill | 4,763 | 44,601 | 12,975 | 3,538 | 4,358 | **70,235** | 2,561 |
| Cost of acquisition | 2,926 | 44,963 | 9,375 | 3,885 | 6,893 | **68,042** | 2,742 |

**Cost of acquisition comprised**

| | Texas Specialty Insurance Agency Inc £'000 | HCC Employee Benefits £'000 | Heath Lambert Aviation £'000 | Thomas Winter Insurance Brokers Limited £'000 | Other businesses £'000 | 2003 £'000 | 2002 £'000 |
|---|---|---|---|---|---|---|---|
| Cash | 2,926 | - | 3,125 | 2,746 | 6,403 | **15,200** | 2,258 |
| Deferred consideration | - | 44,963 | 6,250 | 1,139 | 490 | **52,842** | 484 |
| | 2,926 | 44,963 | 9,375 | 3,885 | 6,893 | **68,042** | 2,742 |

The fair value adjustments contain some provisional amounts which will be finalised in the 2004 financial statement.

Except as disclosed above all assets and liabilities are stated at their fair value, no adjustment has been made to their book value. An amount of £35.1 million in respect of the deferred consideration for HCC Employee Benefits was paid on 2nd January 2004.

## Disposals

During the year a number of minor disposals were completed, none of which were individually significant

| **Assets and liabilities of businesses sold** | **2003 £'000** | 2002 £'000 |
|---|---|---|
| Intangible assets | **256** | 260 |
| Tangible assets | **-** | 75 |
| Investments in associates | **157** | 1,150 |
| Insurance broking debtors | **-** | 43 |
| Debtors | **-** | 100 |
| Cash at bank | **-** | 47 |
| Creditors | **-** | (74) |
| Taxation | **-** | (3) |
| | **413** | 1,598 |
| (Loss)/Gain on disposal | **(271)** | 4,094 |
| | **142** | 5,692 |
| Goodwill previously written off | **-** | 365 |
| **Proceeds** | **142** | 6,057 |

All proceeds were received in cash.

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 14. Pensions

These statements have been prepared under SSAP 24. The total pension cost for the Group is £19,520,000 which includes a net cost of £13,461,000 in respect of defined benefit schemes operated by the Group in the UK and USA.

Set out below is the indicative information on changes in net assets and the consolidated profit and loss reserve which would arise from the valuation of the Group pension schemes assets and liabilities in accordance with FRS 17 principles at 31st December 2003.

The principal actuarial assumptions used as at 31st December 2003 were:

| | **UK** | | **USA** | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **%** | % | **%** | % |
| Rate of increase in salaries | 4.00 | 3.75 | 4.50 | 4.50 |
| Rate of increase in pensions in payment (retail prices limited to 5% per annum*) | 2.50 | 2.25 | n/a | n/a |
| Discount rate | 5.60 | 5.75 | 6.25 | 6.75 |
| Inflation rate | 2.50 | 2.25 | 3.00 | 3.00 |
| Revaluation rate for deferred pensioners | 2.50 | 2.25 | n/a | n/a |

* Provision has been made for alternative pension increase guarantees where appropriate.

On this basis, the market value of the assets in the schemes and the present value of the liabilities in the scheme were:-

| **31st December 2003** | UK £'000 | USA £'000 | Total £'000 |
|---|---|---|---|
| Total of fair value assets | 190,197 | 20,678 | 210,875 |
| Present value of scheme's liabilities | (347,160) | (25,088) | (372,248) |
| Deficit in schemes | (156,963) | (4,410) | (161,373) |
| Related deferred tax assets | 47,089 | 1,499 | 48,588 |
| Net pension liabilities | (109,874) | (2,911) | (112,785) |

| 31st December 2002 | UK £'000 | USA £'000 | Total £'000 |
|---|---|---|---|
| Total of fair value assets | 155,894 | 20,042 | 175,936 |
| Present value of scheme's liabilities | (277,058) | (24,635) | (301,693) |
| Deficit in schemes | (121,164) | (4,593) | (125,757) |
| Related deferred tax assets | 36,349 | 1,837 | 38,186 |
| Net pension liabilities | (84,815) | (2,756) | (87,571) |

Under SSAP 24 the Group had total provisions of £10,377,000 representing the excess of the accumulated pension costs over the amount funded. If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve would be as follows:

**Jardine Lloyd Thompson Group plc**
**Notes to the Preliminary Results**
**For the year ended 31st December 2003**

## 14. Pensions cont'd

| | **2003** **£'000** | Restated see note 2 2002 £'000 |
|---|---|---|
| Net assets per consolidated balance sheet (including SSAP 24 provisions) | 190,496 | 153,928 |
| Existing pension provisions under SSAP 24 | 10,377 | 7,081 |
| Pension liability under FRS 17 | (112,785) | (87,571) |
| Revised net assets | 88,088 | 73,438 |
| Profit and loss reserve per consolidated balance sheet (including SSAP 24 provisions) | 147,979 | 117,050 |
| Existing pension provisions under SSAP 24 | 10,377 | 7,081 |
| Pension liability under FRS 17 | (112,785) | (87,571) |
| Revised profit and loss reserve | 45,571 | 36,560 |

The charge to the profit and loss account for the cost of the defined benefit schemes in the UK and USA would have increased as follows:

| | FRS 17 £'000 | Existing £'000 | Increase/ (decrease) £'000 |
|---|---|---|---|
| Cost of pension contributions | 12,346 | 14,681 | (2,335) |
| Amortisation of existing pension provisions | - | (1,220) | 1,220 |
| Amount charged to operating profit | 12,346 | 13,461 | (1,115) |
| Amount charged to net finance income | 3,804 | - | 3,804 |
| Net charge to profit and loss account | 16,150 | 13,461 | 2,689 |

**15.** *The financial information contained in this preliminary announcement does not constitute statutory* accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2003 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

**16.** Statutory accounts for the year ended 31st December 2003 will be posted to shareholders no later than 22nd March 2004 and delivered to the Registrar of Companies following the Annual General Meeting on 30th April 2004.

**17.** The shareholders entered in the Register of Members at 4.00pm on 2nd April 2004 will be entitled to the proposed final dividend of 12p per share which will, subject to approval at the Annual General Meeting to be held on 30th April 2004, be payable on 4th May 2004.

**18.** Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.